

Mail Stop 3561   September 10, 2015

Via E-Mail
Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, México, D.F., México

> **Re: Coca-Cola FEMSA, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Response dated August 19, 2015**
> **File No. 001-12260**

Dear Mr. Gutiérrez:

We have reviewed your August 19, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2015 letter.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements, page 94

Notes to the Consolidated Statements, page F-8

Note 9. Investments in Associates and Joint Ventures, page F-35

1.   We note the reasons why you use the equity method to recognize the effects on the financial position and comprehensive income of Coca-Cola FEMSA Philippines, Inc. ("CCFPI") in your response to comment one. Please describe to us the purpose and design of CCFPI (IFRS 10.B5 and B6), and include the following in your response:

- The reason(s) the board is split 4-3 if the design is to have no party have unilateral power.

- The purpose and design behind the changes in decision-making rights over time.

2. Please clarify the relevant activities of CCFPI and how decisions about those activities are made, and include the following in your response:

   - Clarify what "joint approval" means when the board is split 4-3. In this regard, does joint approval require that all 7 board members must agree or that at least one board member appointed by The Coca-Cola Company ("KO") must agree.

   - Tell us how often the board meets and describe to us the level of detail of the budget that the board approves.

   - Tell us whether KO has ever vetoed a past decision made by Coca-Cola FEMSA, S.A.B. de C.V. ("KOF").

   - Tell us how disputes are contractually handled, and describe the nature of past disputes and the process of how they were resolved.

3. Please identify the individuals that sit on the board and management of CCFPI, and clarify their relationship to KOF and/or KO. Also clarify the design and purpose behind KO appointing the CFO and KOF appointing all other officers.

4. Please tell us how you considered the related party relationship between KOF and KO in making your determination on consolidation. Refer to IFRS 10.B73 - 75 and IFRS 10.B18(d) and (e).

5. Please provide a deeper analysis of the call option to determine whether the option is substantive, including (1) its design and purpose and (2) whether the company considered it to be deeply out of the money at December 31, 2014 and 2013 and expects it to remain deeply out of the money over the option life. In your response, please also address the following:

   - You state that the call option was "out of the money" by approximately 17.72% and 16.46% as of December 31, 2014 and 2013, respectively. Tell us how out of the money the options were in monetary terms (i.e., what is the option strike price).

   - We note management's statement from the February 25, 2015 (Q4 2014) earnings conference call transcript that "…given the structure that we have on that call option and the way it was structured together with the Coca-Cola Company it makes a lot of sense for us to delay that exercise until we feel very comfortable there. The carrying cost for that option is very small and financially it makes a lot of sense to wait until the end of that – of the seven years after from the acquisition point." Please explain to us why it makes sense for you to delay exercise and why the carrying cost is very small.

6. Please provide a deeper analysis of the other benefits that would arise from the call option exercise. In this regard, it appears that multiple benefits may arise from controlling CCFPI.

7. Please clarify who makes decisions about relevant activities after January 25, 2017, and tell us whether you anticipate any changes in the control conclusion after this date.

8. Please describe to us the exposures or rights to variable returns from your investment with the investee apart from your share ownership interest. Also, tell us whether you issued the investee any loans or guarantees, and if so, the respective amounts.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining